

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
NO ACT
P.E 12-23-02
1-8974



03006625

January 31, 2003

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act 1934
Section
Rule 14A-8
Public Availability 1-31-2003

Re: Honeywell International Inc.
Incoming letter dated December 23, 2002

PROCESSED
FEB 14 2003
THOMSON FINANCIAL

Dear Mr. Larkins:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to Honeywell by Providence Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Sister Imelda Gonzalez
Trustee
Providence Trust
515 SW 24th Street
San Antonio, TX 78207-4619

Honeywell

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

December 23, 2002

VIA UPS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by Providence Trust

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with a shareowner proposal and statement of support submitted by Providence Trust (the "Proponent"), for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2003 proxy materials. We are sending a copy of this letter to the Proponent as formal notice of Honeywell's intention to exclude the Proposal from its proxy materials.

Resolution: "[S]hareholders request the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential information and prepared at reasonable cost) comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002. We request that the report include: statistics related to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are 'excessive' and should be changed; as well as any recommendations to adjust the pay 'to more reasonable and justifiable levels.'"

Reasons for Excluding Certain Statements and Assertions in the Proposal. It is our opinion that the following statements and assertions in the Proposal are false and misleading, and therefore excludable under Rule 14a-8(i)(3) because they violate the proxy rules, including Rule 14a-9:

- "Responding to that statistic, New York Fed President, William J. McDonough acknowledged that a market economy requires that some people will be rewarded more than others, but asked: 'should there not be both economic and moral limitations on the gap created by the market-driven reward system?' He stated: 'I can find nothing in economic theory that justifies this development.' He called such a jump in executive compensation 'terribly bad social policy and perhaps even bad morals.' According to The Wall Street Journal, McDonough cited 'the biblical admonition to "love thy neighbor as thyself" as justification for voluntary CEO pay cuts' beginning with the strongest companies. He said, 'CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels.' (09/12/02)."
- "Commenting on this The New York Times called for 'Atonement in the Boardroom' (09/21/02) . . . ."

The first bullet is false and misleading because, although the quoted portions of the William J. McDonough speech are accurate, the Proponent rearranges the quoted passages to create a context that does not truly represent the context in which such quotations appeared in The Wall Street Journal article cited by the Proponent (copy enclosed). While the Proposal misleadingly implies that its reference to "that statistic" supported all of Mr. McDonough's quotations in The Wall Street Journal article, in fact the only quotation from Mr. McDonough that the article specifically stated was connected to the statistical study referred to in the article was the quotation, "I can find nothing in economic theory that justifies this development."

The second bullet is false and misleading because it wrongly asserts that The New York Times "called for" atonement in the boardroom, when in fact "Atonement in the Boardroom" was simply the title of an editorial on executive compensation that was included in the newspaper (copy enclosed). Furthermore, the Proposal asserts that The New York Times editorial is "commenting on" a Conference Board report, when actually the Conference Board report was simply referenced in one paragraph of the editorial.

The inclusion of such false and misleading statements and assertions is not permitted under the SEC's rules. Accordingly, for the reasons stated above, the Company believes that all of the aforementioned statements and assertions are excludable from the Proposal as false and misleading under Rule 14a-8(i)(3).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, but in all events before February 14, 2003, so that the Company can meet its printing and mailing schedule for the 2003 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

Enclosures

cc: Providence Trust (w/ encls.)
Peter M. Kreindler, Esquire (w/ encls.)

RESOLUTION ON PAY DISPARITY

WHEREAS, the average chief executive officer's pay has increased from 42 times in 1982 to 411 times that of the average production worker in 2001 (*Business Week Online* 05/06/02).

- Responding to that statistic, New York Fed President, William J. McDonough acknowledged that a market economy requires that some people will be rewarded more than others, but asked: "should there not be both economic and moral limitations on the gap created by the market-driven reward system?" He stated: "I can find nothing in economic theory that justifies this development." He called such a jump in executive compensation "terribly bad social policy and perhaps even bad morals." According to *The Wall Street Journal*, McDonough cited "the biblical admonition to 'love thy neighbor as thyself' as justification for voluntary CEO pay cuts" beginning with the strongest companies. He said: "CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels" (09/12/02).

- Affirming McDonough's comments, the *Milwaukee Journal-Sentinel* editorialized that regulating executive compensation "is the business of corporate boards, or should be. Unfortunately, too many corporate directors on company compensation committees simply rubber-stamp decisions made by top managers. That should stop" (09/13/02).

- In "CEOs: Why They're So Unloved," *Business Week* editorialized: "CEO pay is so huge that people don't believe executives deserve it. . . In 1980, CEO compensation was 42 times that of the average worker. In 2000, it was 531 times. This is a winner-take-all philosophy that is unacceptable in American society. . . The size of CEO compensation is simply out of hand" (04/22/02).

And **WHEREAS** the Conference Board issued a report acknowledging that executive compensation has become excessive in many instances and bears no relationship to a company's long-term performance and that changes must be made (09/17/02). Commenting on this *The New York Times* called for "Atonement in the Boardroom" (09/21/02), while Warren Buffet said: "The ratcheting up of compensation has been obscene."

And **WHEREAS**, United For a Fair Economy has shown an inverse correlation between very high CEO pay and long-term stock performance (http://www.ufenet.org/press/2001/Bigger_They_Come.pdf).

BE IT THEREFORE RESOLVED THAT: shareholders request the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential information and prepared at reasonable cost) comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002. We request that the report include: statistics related to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are "excessive" and should be changed; as well as any recommendations to adjust the pay "to more reasonable and justifiable levels.

Supporting Statement

Our Company fits William J. McDonough's "strong company" category. Our pay scales should model justice and equity for all our workers. Supporting this resolution would be one step in this direction.

THE WALL STREET JOURNAL.

Article 1 of 5

The Economy:
New York Fed President Chides
CEOs on Hefty Compensation

McDonough Urges Officials
To Cut Their Pay, Citing
Years of Outsized Gains
By Greg Ip

09/12/2002
The Wall Street Journal
Page A2

The president of the Federal Reserve Bank of New York called on top corporate executives to cut their pay, calling the big jump in executive compensation in recent decades "terribly bad social policy and perhaps even bad morals."

Beginning with the strongest companies, "CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels," New York Fed President William J. **McDonough** said.

Citing a study that found the average chief executive officer's pay has gone from 42 to 400 times that of the average production worker in the past 20 years, Mr. **McDonough** said, "I can find nothing in economic theory that justifies this development." His remarks were delivered at a Sept. 11 commemoration ceremony at Trinity Church in downtown New York. Both the church and the New York Fed are just steps from the destroyed World Trade Center.

It isn't unheard of for Fed officials to offer advice on issues unrelated to banking and monetary policy. Fed Chairman Alan Greenspan recently decried the "infectious greed" that fueled the recent spate of corporate scandals and called for tighter treatment of stock options to curb the incentives for greed. Still, Mr. **McDonough** went further than most, citing the biblical admonition to "love thy neighbor as thyself" as justification for voluntary **CEO** pay cuts.

While a market economy requires that some people will be rewarded more than others, "should there not be both economic and moral limitations on the gap created by the market-driven reward system?" he asked.

Though not as well known as Mr. Greenspan, Mr. **McDonough** , 68 years old, is one of the Fed's key policy makers, holding the vice chairmanship and a permanent vote on its interest-rate setting committee. He is also often cited as a possible successor to Mr. Greenspan, though as a Democrat, the odds are thought low anytime soon.

Since becoming New York Fed president in 1993, Mr. **McDonough** has often shown an "unusually wide streak of noblesse oblige," according to the Financial Markets Center, a Philomont, Va., research organization that studies the Fed. It said in 1996, in another speech at Trinity Church, he admonished Wall Street firms for being "very long mammon and very short God." But Tom Schlesinger, the center's executive director, said Mr. **McDonough** 's words are "not completely in keeping with some of his own practices" as president, saying that under him, the New York Fed fiercely fought a unionization drive by its relatively low-paid security guards in the late 1990s. The unionization vote failed to garner a majority.

Mr. Schlesinger also noted that Mr. **McDonough** 's pay, at $297,500 last year, is the second-highest in the Federal Reserve system. However, that is a fraction of the **CEO** salaries at the big commercial banks. Citigroup Inc. Chairman Sanford I. Weill, who sits on the New York Fed's board of directors, earned $26.7 million last year, not including options.

Mr. **McDonough** 's comments won some plaudits from critics of **CEO** pay. "We agree with his moral take," said Chris Hartman, research director at United for a Fair Economy, a nonprofit research group that is critical of executive pay. "But his solution, which is voluntary action by corporate boards . . . is not realistic. Corporations aren't moral entities. I don't think we should expect corporations to do the right thing because William **McDonough** is jawboning them."

Atonement in the Boardroom

Jack Welch's gut told him it was time to give up his lavish retirement perks, and investors can only hope that his decision is contagious. Mr. Welch insisted there was nothing improper about his retirement deal in a Wall Street Journal op-ed article last Monday, but nevertheless announced he would start paying General Electric an estimated $2 million a year for the use of the company jet, Manhattan apartment and other perks that were part of a 1996 agreement to keep him on the job for another few years.

September is turning out to be a moment of reckoning for extravagant executive compensation packages. William McDonough, president of the Federal Reserve Bank of New York, recently attacked excessive C.E.O. pay as a moral failure. He noted that chief executives earn on average 400 times their average employee's income, up from 42 times in 1980.

Stories of greed in the executive suite being taken to criminal extremes have also dominated the headlines. Dennis Kozlowski and other former Tyco officers have been indicted by the Manhattan district attorney, Robert Morgenthau, accused of systematically looting company coffers.

The Tyco case, at least for the moment, seems to set the gold standard for misconduct by a management team intent on seeing just how far it can go, absent any meaningful corporate governance. The result was a surreal world of $6,000 shower curtains, $15,000 poodle-shaped umbrella holders and $2 million Sardinian birthday parties for the boss's second wife.

This week the Conference Board, a business-backed research group, issued a report acknowledging that executive compensation has become excessive in many instances, bearing no relationship to a company's long-term performance. The group calls on companies to treat stock options as expenses affecting their bottom line, and to strengthen the independence of compensation committees.

The Securities and Exchange Commission has begun an informal

Electronic Edition
Media Kit
Community Affairs
Text Version

inquiry into Mr. Welch's package, and whether it was properly disclosed by the company. The S.E.C. will have to tighten comparatively lax disclosure rules involving the goodies offered by companies to their former officers, and demand more realistic rules for determining the cost to shareholders. Also, the commission wants to require mutual funds to report how they vote their shares on compensation and other corporate governance matters. This is an important step toward increased shareholder vigilance.

Congress, for its part, must adjust a number of tax rules that encourage abuses. It is inexcusable that a retired C.E.O. flying on the company jet for personal business can claim for income-tax purposes that the free trip is worth about the amount of the lowest coach fare available on the same route. The trip may actually cost the company tens of thousands of dollars.

Investors were often willing to overlook the excesses of management teams during the recent bull market, because the dollar amounts seemed paltry compared with a company's overall revenues, and because share prices were rising. Now that the boom is over, the idea that imperial C.E.O.'s can help themselves to corporate assets looks more like the reckless conduct it always was.

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Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

November 25, 2002

Victor P. Patrick, Vice President and Secretary
Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

Dear Mr. Patrick:

Providence Trust is the beneficial owner of at least $2000 of stock in Honeywell International Inc. We will own this stock at least through the annual meeting. Verification of our ownership of this stock for at least one year will be sent under separate cover by Salomon Smith Barney.

As Trustee for Providence Trust, I hereby submit the enclosed resolution for inclusion in the proxy statement for the next annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the annual meeting.

Again, we are always more than willing to dialogue with the Company on the matter we wish to set before the shareholders. If you would like to arrange such a dialogue, please contact the Rev. Michael Crosby, Province of St. Mary of the Capuchin Order, 1015 N. 9th Street, Milwaukee, WI 53233 or by phone at 414-271-0735.

Sincerely,



Sister Imelda Gonzalez
Trustee

Enclosure

Honeywell

Honeywell
Law Department
101 Columbia Road
Morristown, NJ 07962

Fax Transmission

To	Gail Pierce	From	Tom Larkins
Company	SEC	Date	1/29/03
Fax Number	(202) 942-9635	Telephone number	973/455-5208
No. of pages (including cover sheet)	2	Fax number	973/455-4413

STATEMENT OF CONFIDENTIALITY

Message

Per your request and my phone message.

#119426
If you have any problem with this transmission please call: Linda Mardrus - 973/455-3442

Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

November 25, 2002

Victor P. Patrick, Vice President and Secretary
Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

Dear Mr. Patrick:

Providence Trust is the beneficial owner of at least $2000 of stock in Honeywell International Inc. We will own this stock at least through the annual meeting. Verification of our ownership of this stock for at least one year will be sent under separate cover by Salomon Smith Barney.

As Trustee for Providence Trust, I hereby submit the enclosed resolution for inclusion in the proxy statement for the next annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the annual meeting.

Again, we are always more than willing to dialogue with the Company on the matter we wish to set before the shareholders. If you would like to arrange such a dialogue, please contact the Rev. Michael Crosby, Province of St. Mary of the Capuchin Order, 1015 N. 9th Street, Milwaukee, WI 53233 or by phone at 414-271-0735.

Sincerely,



Sister Imelda Gonzalez
Trustee

Enclosure

Honeywell

Honeywell
Law Department
101 Columbia Road
Morristown, NJ 07962

Fax Transmission

To	Gail Pierce	From	Tom Larkins
Company	SEC	Date	1/29/03
Fax Number	(202) 942-9635	Telephone number	973/455-5208
No. of pages (including cover sheet)	2	Fax number	973/455-4413

STATEMENT OF CONFIDENTIALITY

Message

Per your request and my phone message.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 23, 2002

The proposal requests that the board's compensation committee prepare a report comparing the total compensation of the company's top executives and its lowest paid workers on January 1, 1982, 1992 and 2002.

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase "Responding to that statistic" in the sentence that begins "Responding to the statistic, New York Fed President, William J. McDonough . . ." and ends ". . . the market-driven reward system?'"; and

- delete the phrase "Commenting on this" in the phrase "Commenting on this *The New York Times* called for 'Atonement in the Boardroom' (09/21/02)" and revise that phrase to clarify that the reference is to the title of an editorial in The New York Times.

Accordingly, unless the proponent provides Honeywell with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Honeywell omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Gail A. Pierce
Attorney-Advisor